EXHIBIT 3.1

THIRD RESTATED ARTICLES OF INCORPORATION

OF

UNITED STATES ANTIMONY CORPORATION

Pursuant to the applicable sections of the Montana Business Corporation Act (the “MBCA”), the undersigned amends and restates in their entirety the Second Restated Articles of Incorporation of United States Antimony Corporation initially filed on January 14, 1970, and as thereafter amended on March 28, 1984, January 13, 1986, November 3, 2000, December 19, 2003, September 24, 2008 December 27, 2011, and December 31, 2020:

FIRST: The name of the Corporation is:

UNITED STATES ANTIMONY CORPORATION (the “Corporation”)

SECOND: The period of its duration is perpetual.

THIRD: The purposes for which the Corporation is organized are to acquire, own, operate, manage and dispose of interests in property, both real and personal, including but not limited to mineral interests, within the United States and abroad, and to engage in all other business not forbidden by law.

FOURTH:

1. Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is one hundred fifty million (150,000,000) shares and each of such shares shall have a par value of $0.01.

2. Preferred Stock. The aggregate number of shares of preferred stock which the Corporation shall have the authority to issue is ten million (10,000,000) shares each of which shares shall have a par value of $0.01. Such shares may, at the discretion of the board of directors of the Corporation (the “Board”), be divided into and issued in series. Such shares shall be non-assessable, without pre-emptive rights or subject to call payments other than the subscription price, and such shares may be issued for cash, services or property. The Board is authorized without shareholder approval to (a) classify any unissued shares into one or more classes or into one or more series within a class; (b) reclassify any unissued shares of any class into one or more classes or into one or more series within one or more classes; or (c) reclassify any unissued shares of any series of any class into one or more classes or into one or more series within a class. If the board of directors acts pursuant to the prior sentence, it shall determine the terms, including the preferences, rights, and limitations, to the same extent permitted under the MBCA, of:(a) any class of shares before the issuance of any shares of that class; or (b) any series within a class before the issuance of any shares of that series.

1

2A. Pursuant to the authority conferred by this Article Fourth, the Corporation is authorized to issue 4,500 shares of its Series A Preferred Stock, which shall have the following designations, powers, preferences and relative rights:

2A.1 Redemption. The Series A Preferred Stock is nonconvertible and is redeemable on sixty (60) days’ notice beginning three years after the date of issuance at a redemption price equal to $10.00 per share plus accumulated dividends.

2A.2 Dividends. Each share of Series A Preferred Stock is entitled to receive, in preference to the holders of Common Stock, cumulative dividends at the annual rate of $1.00 per share payable semi-annually in arrears when and if declared by the Board.

2A.3 Liquidation. In the event of any liquidation or winding up of the Corporation, the holders of Series A Preferred Stock shall be entitled to receive $10.00 per share plus accumulated dividends in preference to the holders of Common Stock.

2A.4 Vote. Each share of Series A Preferred Stock is entitled to one vote.

2B. Pursuant to the authority conferred by this Article Fourth, the Corporation shall have the authority to issue 750,000 shares of its Series B Preferred Stock, which shall have the following designations, powers, preferences and relative rights:

2B.1 Dividends and Distribution of Assets. The Series B Preferred Stock, in preference to the Common Stock but subject to the preference of the holders of the Series A Preferred Stock, is entitled to receive out of the net profits of the Corporation, when and if declared by the Board, cumulative dividends at the annual rate of $.01 per share, payable on the 31st day of December.

In the event of the liquidation of the Corporation, the holders of the Series B Preferred Stock shall be entitled to receive, subject to the preference of the holders of the Series A Preferred Stock, $1.00 per share plus all accumulated dividends before any amounts shall be distributed among the holders of the Common Stock.

2B.2 Voting Rights. Except as may otherwise be required by the provisions of the Montana Business Corporation Act, no holder of any shares of the Series B Preferred Stock shall, as such, be entitled to notice of or to vote at any meeting of stockholders of the Corporation; provided, however, that if and when dividends payable on any of the Series B Preferred Stock shall be in default, and thereafter until all dividends on any of the Series B Preferred Stock in default shall have been paid, the holders of the then outstanding shares of Series B Preferred Stock, voting as a class, shall be entitled to vote until all default in the payment of such dividends shall have been completely cured.

2B.3 Anti-Dilution Provision. The Corporation will not dilute the assets of the Corporation by issuing any additional Series B Preferred Stock or any stock senior to these shares during the time this stock is outstanding. Upon reacquisition by the Corporation, shares of Series B Preferred Stock may not be reissued.

2

2B.4 Conversion Privilege. At any time before December 31, 1995, the Series B Preferred Stock may be converted, at the option of the holder, into shares of fully paid and nonassessable Common Stock with one (1) share of Common Stock being issued for one (1) share of Series B Preferred Stock. Shares of Series B Preferred Stock shall be deemed to be converted at the close of business on the date of the surrender to the Corporation of the properly endorsed certificate or certificates representing the shares. The rights of the holders of the Series B Preferred Stock surrendered shall cease at that time and the person or persons in whose name or names the certificate or certificates for the Common Stock are to be issued shall be treated for all purposes as having become record owners of the Common Stock of the Corporation at that time. However, if certificates are surrendered on a day on which the stock transfer books of the Corporation are closed, the surrender shall be deemed to have occurred on the next succeeding day on which the stock transfer books are open.

2B.5 Reservation of Common. The Corporation shall at all times reserve and keep available solely for the purpose of issuing upon conversion of Series B Preferred Stock the number of shares of Common Stock issuable upon conversion of all outstanding Series B Preferred Stock.

2C. Pursuant to the authority conferred by this Article Fourth, the Corporation shall have the right to issue 177,904 shares of its Series C Preferred Stock, which shall have the following designations, powers, preferences and relative rights:

2C.1 Optional Conversion. A holder of Series C Preferred Stock shall have the right to convert the Series C Preferred Stock, at the option of the holder, at any time within 18 months following issuance, into shares of Common Stock at the ratio of 1:1, subject to adjustment as provided below. Following conversion, shares of Series C Preferred Stock may not be reissued. ·

2C.2 Voting Rights. The holders of Series C Preferred Stock shall have the right to that number of votes equal to the number of shares of Common Stock issuable upon conversion of such Series C Preferred Stock.

2C.3 Liquidation Preference. In the event of any liquidation or winding up of the Corporation, the holders of Series C Preferred Stock shall be entitled to receive in preference to the holders of Common Stock an amount per share equal to $0.55, subject to the preferences of the holders of the Corporation’s outstanding Series A and Series B Preferred Stock.

2C.4 Registration Rights. Twenty percent (20%) of the underlying Common Stock issuable upon conversion of the Series C Preferred Stock shall be entitled to ‘‘piggyback” registration rights when, and if, the Corporation files a registration statement for its securities or the securities of any other stockholder.

2C.5 Redemption. The Series C Preferred Stock is not redeemable by the Corporation.

2C.6 Antidilution Provisions. The conversion price of the Series C Preferred Stock shall be subject to adjustments to prevent dilution in the event that the Corporation issues additional Common Stock at a purchase price less than the applicable conversion price (other than shares issued to employees, consultants and directors pursuant to plans and arrangements approved by the Board and securities issued to lending or leasing institutions approved by the Board). In such event, the conversion price shall be adjusted according to a weighted-average formula, provided that a holder of Series C Preferred Stock purchases his pro rata share of the securities being sold in the dilutive financing. The initial conversion price for the Series C Preferred Stock shall be $0.55.

3

2C.7 Protective Provisions. The consent of a majority in interest of the holders of Series C Preferred Stock shall be required for any action which (i) alters or changes the rights, preferences or privileges of the Series C Preferred Stock materially and adversely; or (ii) creates any new class of shares having preference over or being on a parity with the Series C Preferred Stock.

2C.8 Reservation of Common. The Corporation shall at all times reserve and keep available solely for the purpose of issuing upon conversion of Series C Preferred Stock the number of shares of Common Stock issuable upon conversion of all outstanding Series C Preferred Stock.

2D. Pursuant to the authority conferred by this Article Fourth, the Corporation shall have the right to issue 2,500,000 shares of its Series D Preferred Stock, which shall have the following designations, powers, preferences and relative rights:

2D.1 Optional Conversion. A holder of Series D Preferred Stock shall have the right, subject, however, to availability of authorized but unissued and unrestricted shares of Common Stock, to convert the shares of Series D Preferred Stock, at the option of the holder and without payment of additional consideration, at any time following issuance, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing $0.20 by the Conversion Price in effect at the time of the conversion. Initially, the price at which shares of Common Stock shall be deliverable upon conversion of the Series D Preferred Stock (the “Conversion Price”) shall be $0.20 per share of Common Stock. The Conversion Price Shall be adjusted from time to time as provided in Article 2D.7. Following conversion, shares of Series D Preferred Stock may not be reissued.

2D.2 Voting Rights. Except as otherwise provided herein or as required by law, the Series D Preferred Stock shall be voted equally with the shares of the Common Stock of the Corporation and not as a separate class, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Series D Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Series D Preferred Stock are convertible immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

4

2D.3 Liquidation Preference.

(a) In the event of (i) any merger, sale, liquidation, or winding up of the Corporation, or (ii) any sale of all or substantially all of the assets of the Corporation (including subsidiaries, joint ventures, or partnerships), or (iii) any other corporate change as defined in Article 2D.3(c) below, whether voluntary or involuntary, the holders of Series D Preferred Stock shall be entitled to be paid out of the assets of the Corporation in preference to the holders of Common Stock but after payment and satisfaction of the liquidation preferences of the holders of the Corporation’s outstanding Series A, Series B and Series C Preferred Stock, an amount per share (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like) equal to the greater of $2.50 or the equivalent market value of the number of shares of Common Stock into which each share of Series D Preferred Stock is convertible.

(b) After the payment of the full liquidation preference of the Series D Preferred Stock, as set forth in Article 2D.3(a) above, the holders of Series D Preferred Stock shall be entitled to be paid out of the assets of the Corporation in preference to the holders of Common Stock but after payment and satisfaction of the dividend preferences of the holders of the Corporation’s outstanding Series A, Series B and Series C Preferred Stock, all declared and unpaid dividends on such shares of Series D Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like) for each share of Series D Preferred Stock held by them.

(c) The following events shall be considered a liquidation, dissolution, or winding up of the Corporation under this Article 2D.3:

(i) any consolidation or merger of the Corporation with or into any other corporation, entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger, or reorganization own less than fifty percent (50%) of the Corporation’s voting power immediately after such consolidation, merger, or reorganization; or

(ii) any transaction or series of related transactions in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred; or

(iii) a sale in a single transaction or a series of related transactions after which, more than fifty percent (50%) of the outstanding equity securities of the Corporation are held by one or more third parties who were not shareholders of the Corporation immediately prior to the commencement of such transaction or series of transactions; or

(iv) a sale, lease, transfer, or other disposition of all or substantially all of the assets of the Corporation; or

(v) a series of sales or related transactions after which all or substantially all of the assets of the Corporation are sold.

2D.4 Registration Rights.

(a) One hundred percent (100%) of the underlying Common Stock issued to a holder of Series D Preferred Stock upon conversion of the holder’s Series D Preferred Stock prior to the effective date of registration of Corporation’s Common Stock shall be entitled participate in any registration or underwriting of the Common Stock of the Corporation or any other stockholder (the “Piggyback Right”), unless another provision of these Articles or applicable law restricts, reduces or prohibits including the holder’s Common Stock in the registration.

5

(b) If the registration involves an underwriter, then (i) the Corporation has the right to select the underwriter, (ii) all holders who participate in the registration shall enter into an underwriting agreement, (iii) the underwriter has the right to limit the number of shares of Common Stock to be sold or distributed (the “Cutback Right”), with the limitation first applying to holders of Common Stock in proportion to the holder’s Common Stock participating in the registration, and then applying to the Corporation’s Common Stock, (iv) the holder reserves the right to withdraw from any registration, and (v) the holder shall enter into a standstill agreement and comply with any request of the Corporation or underwriter to not directly or indirectly sell, offer to sell, contract to sell, grant options to purchase, or otherwise transfer the holder’s Common Stock or other securities in the Corporation for a period not to exceed 180 days.

(c) All expenses (excluding underwriters’ discounts and commissions) incurred in connection with any registration shall be paid by the Corporation. The Corporation shall register the Common Stock in compliance with federal securities laws and use its best efforts to register the Common Stock in compliance with any state securities laws, and shall provide holders with copies of all registration documents, amendments and supplements.

2D.5 Dividends. The holders of the outstanding Series D Preferred Stock shall be paid annually in arrears out of funds legally available therefore a dividend of $.0235 per share (as adjusted for any stock splits, stock dividends, recapitalizations or the like) per annum, pro-rated from the date of issuance, whether or not declared by the Board, in preference to any dividend payable to the holders of Common Stock, but after payment and satisfaction of the dividend preferences of the Corporation’s outstanding Series A, Series B and Series C Preferred Stock. The dividends on the outstanding Series D Preferred Stock are cumulative if not paid, and shall not accrue interest.

2D.6 Redemption. The Series D Preferred Stock are not redeemable by the Corporation unless the Corporation and an individual holder of Series D Preferred Stock mutually consent to the redemption.

2D.7 Antidilution Provisions.

(a) The Conversion Price set forth in Article 2D.1 shall be adjusted if (i) the Corporation issues or is deemed to issue Additional Shares of Common Stock at a price less than $0.20 per share of Common Stock and (ii) the holder of the Series D Preferred Stock participates to the full extent of the holder’s pro rata share in the financing in which there is an issuance of Additional Shares of Common Stock. The phrase “Additional Shares of Common Stock” means all shares of Common Stock issued or deemed to be issued by the Corporation after December 31, 2002, including but not limited to (i) shares of Common Stock issuable, upon the exercise of rights, options or warrants to subscribe for, purchase or otherwise acquire shares of Common Stock, to subscribe for, purchase or otherwise acquire shares of Common Stock, (ii) shares of Common Stock issuable upon the conversion or exchange of the Corporation’s indebtedness, securities or otherwise, (iii) shares of Common Stock issued pursuant to a stock dividend, subdivision, reclassification or otherwise, (iv) shares of securities other than Common Stock issuable to holders of shares of Common Stock, and (v) shares of securities other than Common Stock issuable as a result of any reclassification, exchange or substitution of the shares of Common Stock. The phrase “Additional Shares of Common Stock” does not mean shares of Common Stock issued or deemed to be issued (i) to employees, consultants and directors pursuant to plans and arrangements approved by the Board before or after December 31, 2002; (ii) to lending or leasing institutions pursuant to agreements approved by the Board after December 31, 2002, and (iii) upon the exercise of warrants outstanding on December 31, 2002.

6

(b) If the Corporation shall issue Additional Shares of Common Stock without consideration or for consideration of less than $0.20 per share of Common Stock, then the Conversion Price in effect immediately prior to the issuance shall be proportionately reduced concurrently with such issuance, to a price (calculated to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior to such issuance by a fraction, (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to Article 2D.7(a) other than the Additional Shares of Common Stock for which the adjustment is being made) plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price in effect immediately prior to such issuance; and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to Article 2D.7(a) other than the Additional Shares of Common Stock for which the adjustment is being made) plus the number of such Additional Shares of Common Stock so issued. For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis.

(c) If the outstanding shares of Common Stock are combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to the combination or consolidation shall be proportionately increased.

(d) Failure of a holder of Series D Preferred Stock to participate to the full extent of the holder’s pro rata share in a financing in which there is an issuance of Additional Shares of Common Stock constitutes a waiver of the right to adjust the Conversion Price pursuant to this Article 2D.7 with respect to any specific share or shares of Series D Preferred Stock, either prospectively or retroactively and either generally or in a particular instance. The waiver pursuant to this Article 2D.7(d) shall bind all future holders of the specific shares of Series D Preferred Stock for which the right to adjust the Conversion Price has been waived. As a result of this waiver, different shares of Series D Preferred Stock may have different Conversion Prices, and the Corporation shall record on the stock ledger the Conversion Price for each share of Series D Preferred Stock. If different shares of Series D Preferred Stock have more than one Conversion Price as a result of the waiver of the adjustment of the Conversion Price under this Article 2D.7, the Conversion Price for triggering any future adjustment of the Conversion Price of shares of Series D Preferred Stock for which the Conversion Price adjustment was not waived shall be the lowest Conversion Price in effect for the Series D Preferred Stock.

2D.8 Protective Provisions. The consent of a majority in interest of the holders of Series D Preferred Stock shall be required for any action which (i) alters or changes the rights, preferences or privileges of the Series D Preferred Stock materially and adversely; or (ii) creates any new class of shares having preference over or being on a parity with the Series D Preferred Stock.

7

2D.9 Reservation of Common. The Corporation shall not be obligated to reserve, or to use its best efforts to obtain shareholder approval of an amendment to its Articles of Incorporation to authorize, additional Common Stock sufficient to enable the Corporation to issue the number of shares of Common Stock otherwise issuable upon conversion of all outstanding Series D Preferred Stock.

FIFTH: [RESERVED].

SIXTH: The address of the current registered office of the Corporation is 49 Steamboat Way, Thompson Falls, Montana 59873; and the name of its current registered agent at such address is John Gustavsen.

SEVENTH: The authorized number of directors of the Corporation may range between three (3) and nine (9); and the number of directors may be fixed or changed from time to time, within the minimum and maximum, solely by the Board. Any vacancy on the Board, including a vacancy created by the increase in the number of directors on the Board, may be filled solely by the directors.

EIGHTH: The corporation shall indemnify to the fullest extent permitted by law as it now exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that the person is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this Section shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

These Third Restated Articles of Incorporation are dated July 31, 2024.

/s/ Richard Isaak
Richard Isaak, Chief Financial Officer

8

CERTIFICATE

The undersigned, Chief Financial Officer of United States Antimony Corporation, hereby certifies that the foregoing Third Restated Articles of Incorporation of United States Antimony Corporation:

(i)

restate in their entirety the Second Restated Articles of Incorporation of United States Antimony Corporation initially filed on January 14, 1970, and as thereafter amended on March 28, 1984, January 13, 1986, November 3, 2000, December 19, 2003, September 24, 2008, December 27, 2011, and December 31, 2020;

(ii)	have been duly authorized and adopted by the Board pursuant to § 35‑14‑1003 of the Montana Business Corporation Act; and

(iii)	have been duly approved by the shareholders in the manner required by § 35‑14‑1003 of the Montana Business Corporation Act.

/s/ Richard Isaak
Richard Isaak, Chief Financial Officer

9